FUEGO ENTERTAINMENT, INC.
8010 NW 156 TERR
Miami Florida, 33026
(305)823-9999
(305) 823-9788 FAX

Michael Moran
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549

Re: Fuego Entertainment, Inc.
Amendment No.1 to Form 10-KSB for Fiscal Year Ended May 31, 2006
Filed April 23, 2007
Form 8-K Dated August 24,2006
Filed August 25, 2006
Form 10-QSB for Fiscal Quarter Ended February 28, 2007
Filed April 23, 2007
File No.’s 0-52054

Dear Mr. Moran:

We are writing in response to your comment letter dated May 24, 2007 in connection with the above referenced filings. The numbered responses below correspond to the numbered comments on your letter.

Re 10-KSB for Fiscal Year Ended May 31, 2006

1.	We have modified Note 10 and Item 6 to incorporate the requested changes.

2.	SOP 00-2, paragraph 32 states the following:

When an entity determines that a property will not be used (disposed of), it should recognize any loss by a charge to the income statement. It should be presumed that an entity will dispose of a property (whether by sale or abandonment) if it has not been set for production within three years from the time of the first capitalized transaction. Accordingly, the Company has not run the three years mentioned above on any of its production projects and continues to believe that its incurred costs will be recovered as previously forecasted.

3.	We have revised our disclosures as indicated.

4.	We have revised as indicated.

5.	All of Mr. Hugo Cancio’s compensation was contributed, nothing has ever been paid to him for compensation. Item 10 has been updated to include this comment.

6.
Our related party footnote is correct on page F-11 and F-12. As to your comments, they are invalid because you are confusing the previous disclosures concerning FEML with the press release you are referring in which there is no mention of FEML and FEI transactions. The press release you are referencing involves other TV stations which at the time of the release were being considered for acquisition solely by FEI. The stations to be Fuego TV are those disclosed in the press release, paragraph 5. As to your request for disclosure of the two year lease agreement, it would not be appropriate to do so inasmuch as that transaction was subsequent to the Form 10KSB/A which you are referencing.

7.
There is no formal agreement other than the letter of intent executed on August 24th, 2006. At this time, we are no longer pursuing this acquisition. We will exclude this disclosure from future filings.

8.	We have revised the exhibits 31.1 and 31.2 as indicated.

9.	See 10-KSB/A filed 7/31/07.

10.	Stock based compensation and other compensation were disclosed on the same line. within the Form 10-QSB last filed.

11.
All of the trade receivables were related to music sales. Payment terms range none for new customers to 180 days for known customers. Collection of receivables is reasonably assured because they are not considered doubtful by management. The customers involved are customers with which our president has had personal experience and their ability to pay for the merchandise has been previously established. A tabulation by customer is attached to this response letter.

12.
Done in response to item 1 above. Even if you determine that the initial sales were to be netted, subsequent sales will not be and the overall historical presentation of netting and grossing would be very confusing and inappropriate in our opinion.

13.	No interest or taxes were paid from inception to date. Related party accrued interest is set out in February 28, 2007 balance sheet, and in related footnote #4, last bullet paragraph

14.	We have disclosed as indicated.

15.	We have disclosed as indicated.

16.	We have revised our discussion as indicated.

17.
We do not agree with your comments that we are identified as a primary beneficiary of FEML and will therefore be required to consolidate it.  We agreed to manage the programming of the stations and we have no commitment whatsoever to pay for, reimburse or absorb the financial losses or profits of FEML. FEML was not designed by us and its potential for providing TV stations was for the benefit of Mr. Cancio and others. We have not provided any equity to FEML and are not contractually committed to do so. FEML’s design of its own operations could profit substantially from other revenues exclusive of our programming royalties as it had other persons whose interests were involved in its business plan. We believe we are not subject to FIN 36(R), accordingly.  Subsequently our agreement with FEML was terminated. Please see 8-K filed accordingly.

18.	References to gross profit were eliminated.

19.	Corrected to read $4,752

20.
We independently distribute our music products. Our customer base is typically traditional distributors and music store retailers. However, we also serve internet retailers and have now entered the digital sales and distribution markets. Our customer base is geographically located in the North Central and South American Continent as well as Europe, Asian continent and the Caribbean. We have included two agreements as exhibits.

21.	Reference to $33,000 was eliminated.

22.	We have revised Items 307 and 308 as indicated.

Should you have any further questions, please do not hesitate to contact us.

Cordially,

/s/ Hugo Cancio
Hugo Cancio
CEO
Fuego Entertainment, Inc.

PROMISSORY NOTE

THIS NOTE MUST BE SURRENDERED UPON PAYMENT IN FULL

$ 174, 329.08                                                                Date: 11/30/2006

Upon twelve (12) months after above date, or earlier, at Borrower’s discretion, for value received, Fuego Entertainment, Inc., Borrower, promises to pay to the order of Hugo M. Cancio, Lender, the sum of One hundred seventy four thousand, three hundred and twenty nine dollars and eight cents ($ 174, 329.08) with interest at 15% per annum..

There is no collateral for this Note nor any prepayment penalty. Borrower agrees to pay lender 18% interest after maturity until paid and also agrees to pay for any collection or legal costs incurred in the event of any default on the payment of interest or principal.

No modifications of this Note or waiver of the terms and conditions hereof shall be binding, unless approved by both parties in writing.

This Note shall be construed and enforced in accordance with the laws of the state of Florida, except to the extent superseded by federal law.

All sums due shall be payable in lawful money of the United States.

/s/ Hugo M. Cancio	/s/ Hugo M. Cancio
By: Fuego Entertainment, Inc., Borrower	By: Hugo M. Cancio, Lender
Its: CEO, Hugo M. Cancio	Individually

Fuego Entertainment
A/R Aging for Music Customers
As of February 28, 2007

	Current	1 - 30	31 - 60	61 - 90	> 90	TOTAL
Company A	92,261.60	0.00	0.00	17,792.56	0.00	110,054.16
Company B	8,230.00	0.00	0.00	0.00	17,894.12	26,124.12
TOTAL	100,491.60	0.00	0.00	17,792.56	17,894.12	136,178.28

Cover Sheet For Confidential Digital Distribution Agreement

Between Digital Music Group, Inc., (“DMGI”)

and

FUEGO ENTERTAINMENT MUSIC INTERNATIONAL(FEMI) (“LICENSOR”)

DMGI Contract No. 1110 (Provided by DMGI)

Please include Name, email address, phone number and fax number for each contact.
Company Address (No PO Box):
Fuego Entertainment Inc,
8010 NW 156 Terr
Miami Lakes, Florida, 33016
305 823-9999 office
305 823-9788
Senior Management:
Hugo Cancio, CEO
Hugo.cancio@fuegoentertainment.net
305 823-9999 office
305 823-9788
Accounting:
Mendez & Associates
Robert@mendezcpa.com
305 829-1040 305 829-1020

Technical: Business Affairs: Felix Danciu felix.danciu@fuegoentertainment.net 305 823-9999

Digital Music Group, Inc.
2151 River Plaza Drive, Suite 200
Sacramento, California 95833, USA

Senior Management: Mitch Koulouris, CEO mkoulouris@dmgi.com (916)239-6010 x 2501	Marketing & Promotion: Kevin King, Sr. Marketing Manager kking@ dmgi.com (916)239-6010 x 2509
Content Operations, Production & Design: Anders Brown, COO abrown@dmgi.com (916)239-6010 x 2504	Content Management: Barth Ballard, Sr. Product Manager bballard@ dmgi.com (916)239-6010 x 2507
Finance, General: Karen Davis, CFO kdavis@ dmgi.com (916)239-6010 x 2505	Technical: Eric Neff, Director, Production Engineering eneff@ dmgi.com (916)239-6010 x 2503
Legal/Business Affairs: Scott Hervey, Esq. shervey@weintraub.com WEINTRAUB GENSHLEA CHEDIAK 400 Capitol Mall, 11th Floor Sacramento, CA 95814 p:(916) 558-6065, f: (916) 446-1611	Royalties: Brian Perry, Royalty Controller bperry@ dmgi.com (916)239-6010 x 2515

DMGI
DIGITAL ENTERTAINMENT EVERYWHERE
2151 River Plaza Drive, Suite 200
Sacramento, CA 95933

DIGITAL DISTRIBUTION AGREEMENT

Digital Music Group, Inc., a Delaware corporation with a place of business at 2151 River Plaza Drive, Suite 200, Sacramento, CA 95833 (“DMG”), and Fuego Entertainment Music International, a Nevada corporation with a place of business at 8010 NW 156 Terr., Miami Lakes, Florida, 33016 (“Licensor”) agree and enter into this Digital Distribution Agreement (“Agreement”) as of February 28, 2007 (“Effective Date”) on the following terms and conditions:

RECITALS

WHEREAS, Licensor is the rightful owner or licensee of all right, title and interest in and to certain audio and audiovisual Masters (as defined below); and

WHEREAS, Licensor desires to license to DMG the Masters and DMG desires to obtain such license to use and distribute the Masters on the terms and conditions set forth herein;

NOW THEREFORE, the Parties hereto agree as follows:

AGREEMENT

1.	DEFINITIONS.

Capitalizedterms used in this Agreement shall have the meanings set forth in this Section 1 or elsewhere herein. All definitions below or elsewhere in this Agreement apply to both their singular and plural forms, as the context may require.

“Digital Transmission”             means any transmission to the consumer, whether interactive, non-interactive, on-demand, or near demand, of sound alone, sound coupled with an image or sound coupled with data, in any form, now known or later developed, including but not limited to telephonic, Internet, wireless, satellite or cable based streaming; telephonic, Internet, wireless, satellite, or cable based downloading; “cybercasts,” “webcasts,” multipoint distribution service, point-to-point distribution service, direct broadcast satellite, point-to-multipoint satellite, cable system, telephone system, Video over Internet Protocol, and any other form of electronic or digital transmission now known or hereinafter devised, whether to a computer, any form of audio and/or video playback device (including but not limited to set-top boxes, handheld playback units, and cellular phones), or to any digital home or personal entertainment system or unit, whether now known or later developed.

'Mobiletone(s)”             means audio-visual ring tones, music ring tones, polyphonic (midi) ring tones, voice tones, wallpapers, screen savers, mastertones, realtones, singtones or true tones in any format now known or hereinafter devised.

'Net Receipts”             means the actual United States dollar amount actually received by DMG less only the following costs and fees incurred in connection with the Masters: (a) transaction processing fees, such as credit card transaction fees and other electronic commerce processing fees, royalties or other fees, payable to or retained by unaffiliated third parties in connection with the Masters, if any; (b) sales tax, if any; and (c) returns and credits, including, but not limited to, those on account of defective transmissions, errors in billing, and errors in transmission, if any.

'Party”             means either Licensor or DMG as the context requires and 'Parties” means, collectively, Licensor and DMG.

'Territory”             means the Universe subject to the underlying territory restrictions of the Masters.

'First Sale Date”             means the first day of the month in which the first non-returned or refunded purchase of a Digital Transmission or Mobiletone of a Master occurs.

2.	SCOPE OF LICENSE; DELIVERY OF MASTERS.

2.1             License Grant.             Licensor hereby grants to DMG an exclusive, irrevocable,

sublicenseable (through one (1) or more tiers) right, during the Term and any Renewal Term (as defined in Section 9), within the Territory for itself and to license others to do the same, to: create; reproduce; create compilations of, adapt and edit for the purpose of creating Mobiletones or preparing Digital Transmissions; combine with material created or furnished by others for the purpose of creating digital compilations; publicly perform, publicly display and digitally perform; advertise, sell, distribute (through one (1) or multiple tiers), lease, license or otherwise use and/or dispose of, through Digital Transmission or as Mobiletones, all of the following:

(a) the Masters;

( b) all album and promotional artwork, negatives, photographs, album covers and textual materials and name and likeness materials related to the Masters or the recording artists featured on the Masters which are owned or controlled, directly or indirectly, by Licensor or which are licensed or otherwise acquired by Licensor (collectively, the 'Artwork”);

(c)           all metadata associated with the Masters in the form of Exhibit B attached hereto (collectively, the 'Metadata”); and

(d)           the names and likenesses of, and biographical information concerning, the recording artists whose performances are embodied on the Masters, or any portion thereof.

2.2             Trademark License.             Licensor hereby grants to DMG an non-exclusive, irrevocable, royalty-free, sublicenseable (through one (1) or more tiers) right, during the Term within the Territory, for itself and to license others to do the same, to use the name Fuego Entertainment Music Group (FEMI)” and such other tradenames, trademarks, logos or indicia of Licensor in connection with the advertising, marketing and promotion of the Masters, if any, and DMG’s services, as set forth in this Agreement.

2.3            Reserved Rights.             All rights in and to the Masters not specifically granted to

DMG hereunder are reserved to Licensor. Notwithstanding anything to the contrary, the foregoing, physical distribution of pre-manufactured audio or audio-video product (e.g., vinyl records, cassettes, CDs, VHSs, and DVDs) through normal retail channels is not included in this Agreement, which rights are reserved by Licensor.

3.	THE MASTERS.

3.1            The Masters.             As used herein, the “Masters” includes (i) the sound recordings and audiovisual recordings listed on Exhibit A attached hereto (the “Initial Masters”), and (ii) all sound recordings and audiovisual recordings owned or controlled by Licensor, In the event that Licensor is required to cease the distribution of Masters, Licensor shall notify DMG in writing and promptly after receipt of such notice DMG shall take reasonable commercial steps to promptly cease distributing or exploiting the Masters.

3.2            Delivery of Masters             As a material condition of this Agreement and in consideration for the payments set forth in Section 4 below, Licensor shall deliver the Initial Masters and all related Metadata and Artwork to DMG within 30 days of the Effective Date. During the Term Licensor shall notify DMG in writing of each Additional Master upon such Master becoming available and shall promptly deliver the same to DMG along with all associated Metadata and Artwork.

3.3            Non Delivery.             Upon any failure of Licensor to fully deliver in accordance with this Section 3 any one of the Initial Masters, or the Artwork and/or Metadata associated with any Initial Master, or upon any breach by Licensor of Section 6 herein with respect to any Master, then in addition to all other remedies available to DMG under this Agreement and at law, DMG shall be entitled to a pro rata reduction in the Advance payable to Licensor per Initial Master.

3.4            Acceptance of Masters.

(a)           Upon delivery of the Masters as provided for herein, DMG shall have twenty (20) business days (the “Examination Period”) to examine the Masters and associated Metadata and Artwork to determine that they are complete, in the proper format and technically and mechanically fit. At any time during the Examination Period, DMG may send Licensor a notice (the “Examination Notice”) indicating which, if any, of the Masters are not, in DMG’s sole discretion, complete, in the proper format and technically and mechanically fit. Licensor may, within ten (10) days of receipt of the Examination Notice, replace the Masters identified in the Examination Notice (the “Replacement Masters”). If Licensor fails to provide Replacement Masters, DMG shall be entitled to a pro rata reduction in the Advance payable to Licensor.

(b)           DMG’s failure to deliver an Examination Notice within the Examination Period shall be deemed DMG’s acceptance of the Masters

4.           ROYALTIES, FEES TO THIRD PARTIES, ROYALTY TAIL, AUDIT.

4.1            Royalties; Fees to Third Parties; Royalty Tail

(a)            Royalties.             DMG will pay Licensor quarterly royalties (“Royalties”) equal to eighty percent (80%) of the Net Receipts. Payments will be made on or before the end of the calendar quarter subsequent to the calendar quarter in which monies relating to the Royalties were actually received by DMG. Licensor acknowledges and agrees that it will not be entitled to any additional fees in connection with the digital public performance of the Masters. All payments made under this Agreement shall be paid in US dollars. If applicable, conversion of foreign currency to US dollars shall be made at the same conversion rate as used with respect to DMG’s receipt of such funds.

(b)            Fees to Third Parties.             Licensor is solely responsible and DMG will have no responsibility or liability for any (i) any record royalties or fees payable to any third party participant in the Masters, including but not limited to any artist, producer or any other person who performed in the making of the Masters (ii) any royalties or fees due to any party as a result of samples included in the Masters; (iii) any payments that may be required under collective bargaining agreements applicable to Licensor. Licensor shall be solely responsible for the payment and administration of royalties paid to publishers of the compositions embodied in the Masters (mechanical and/or synch royalties) during the term of this Agreement as provided for herein.

(c)            Royalty Tail.             Subject to the payment of Royalties to Licensor as set forth in Section 4.1(b) above for any such monies received by DMG, for one (1) year after the expiration of the Term or Renewal Term (as applicable), DMG will be entitled to collect all monies in connection with exploitation of Masters in the Territory during the Term and any Renewal Term.

(d)            Blocked Countries.             Unless otherwise agreed to in writing by the Parties, in the event that any Royalties result from monies received in countries with blocked currency or funds, then DMG agrees to deposit the Royalties in an account designated by Licensor in such blocked country in accordance with the payment terms set forth herein.

4.2            Audit Rights.             During the Term DMG agrees to keep for two (2) years from the date of each Royalty payment hereunder, complete and accurate records of monies received by DMG reasonably necessary to calculate and verify the Royalty payments made to Licensor under this Section 4. Licensor shall have the right, through an independent, certified public accountant reasonably acceptable to DMG, to audit such records at the place of business where such records are customarily kept solely in order to verify the accuracy of the Royalty payments actually made under this Agreement by DMG to Licensor. Such independent, certified public account shall execute an appropriate confidentiality agreement provided by DMG prior to conducting any audit. Such audits may be exercised once per year during the Term during normal business hours, upon thirty (30) days’ advance written notice. Licensor shall bear the full cost of all audits. Licensor may not audit any one Royalty payment more than once. All Royalty statements and all other accounts rendered by DMG to Licensor shall be binding upon Licensor and not subject to any objection by Licensor for any reason unless specific objection in writing, stating the basis thereof, is given to DMG within eighteen (18) months from the date rendered. Licensor shall be foreclosed from maintaining any action, claim or proceeding against DMG in any forum or tribunal with respect to any statement or accounting due hereunder unless such action, claim or proceeding is commenced against DMG in a court of competent jurisdiction within two (2) years after the date such statement or accounting is received. Licensor and its auditors may not disclose any information obtained during any audit, and all such information shall be considered the DMG Confidential Information (as defined in Section 9 below), except to the extent necessary for Licensor to reveal such information in order to enforce its rights under this Agreement or if disclosure is required by law, subject to the requirements in Section 9 below with respect to any such disclosure. If any amounts are determined to be due and owing by DMG to Licensor pursuant to this Section 4.2 and are not subject to a good faith dispute by DMG, such amounts shall be paid to Licensor by DMG within thirty (30) days of written notice thereof.

5.	INTENTIONALLY DELETED.

6.	REPRESENTATIONS AND WARRANTIES.

6.1            By Licensor.             Licensor hereby represents and warrants to DMG all of the following: (a) Licensor is duly organized and validly existing under the laws of its state of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof; (b) Licensor is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and any person executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action; (c) This Agreement is legally binding upon Licensor and enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity whether enforceability is considered a proceeding at law or equity; (d) Licensor owns and has full right in and to the Masters and all intellectual property rights thereto, or if licensed by Licensor, all necessary rights and licenses to grant the licenses and rights granted to DMG under this Agreement; (e) The Masters are delivered free and clear from all liens and encumbrances; (f) The Masters are commercially and technically satisfactory; (g) The Masters do not infringe or misappropriate any patent, trademark, copyright, trade secret know-how, moral rights or other intellectual property rights of any third party; (h) As of the Effective Date of this Agreement, there is no pending or threatened claim or liability against Licensor arising out of or relating to the Masters or claim that the Masters infringe or misappropriate any patent, trademark, copyright, trade secret know-how, moral rights or other intellectual property rights of any third party; (i) There is no notice or consent requirement in connection with the execution and delivery of this Agreement by Licensor and/or the consummation or performance of any of the transactions contemplated in this Agreement; and (j) There are no contracts which prohibit Licensor from licensing to DMG all of the rights granted hereunder.

6.2            By DMG.             DMG hereby represents and warrants to Licensor all of the following: (a) DMG is duly organized and validly existing under the laws of its state of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof; (b) DMG is duly authorized to execute and deliver this

Agreement and to perform its obligations hereunder, and any person executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action; (c) This Agreement is legally binding upon DMG and enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity whether enforceability is considered a proceeding at law or equity.

7.	INDEMNIFICATION.

7.1            Indemnity.

(a)            Licensor hereby agrees to indemnify, defend, and hold harmless DMG and its officers, directors, shareholders, employees, consultants and agents from and against any and all damages, suits, claims, actions, or demands, and any related liabilities, expenses and losses (including reasonable attorneys’ fees and other costs of defense) ('Licensor Claims”) arising out of or in connection with, or are in any way related to (i) any claim, which if true, would result in a breach by Licensor of this Agreement (including but not limited to any breach by Licensor of Section 6 above), and (ii) any and all third party claims alleging that the Masters infringe any patent, copyright, trademark, trade secret or other intellectual property rights of any such third party.

(b)            DMG hereby agrees to indemnify, defend, and hold harmless Licensor and its officers, directors, shareholders, employees, consultants and agents from and against any and all damages, suits, claims, actions, or demands, and any related liabilities, expenses and losses (including reasonable attorneys’ fees and other costs of defense) ('DMG Claims”) arising out of or in connection with, or are in any way related to any claim, which if true, would result in a breach by DMG of this Agreement (including but not limited to any breach by DMG of Section 6 above).

7.2            Claims Procedures

(a)            In the event either Party to this Agreement seeks indemnification under Section 7 above ('Indemnitee”) such Indemnitee shall inform the other party from whom indemnification is sought ('Indemnitor”) of the DMG Claim or Licensor Claim, as applicable (each, a 'Claim”) as soon as reasonably possible, and shall permit Indemnitor to assume direction and control of the defense of the Claim (including the employment of counsel, who shall be reasonably satisfactory to Indemnitee) and the payment of expenses. Indemnitee shall use commercially reasonably efforts to cooperate as requested in the defense of the Claim. Indemnitee shall have the right to employ, at its own expense, separate counsel in any such action or claim and to participate in the defense thereof. Notwithstanding the foregoing, Indemnitor shall not enter into any settlement or take any action affecting Indemnitee’s rights without Indemnitee’s prior written consent.

(b)            If Indemnitor does not assume the defense of any claim, Indemnitee shall be entitled to assume defense of any such claim, Indemnitor shall use commercially reasonable efforts to cooperate with Indemnitee in such defense and make available to Indemnitee, at

Indemnitor’s expense, all witnesses, records, material and information in Indemnitor’s possession or control as reasonably requested by Indemnitee.

(c)            In addition to any other rights or remedies it may have, Indemnitee shall have the right to withhold from any payments otherwise due to Indemnitor, dollar for dollar, for amounts due to Indemnitor in respect of such indemnification, which may include, but is not limited to, an amount equivalent to that claimed or sued for, plus reasonably anticipated attorney’s fees and costs relating thereto. Any amount so withheld shall be credited to Indemnitor’s account (after deduction of any amounts Indemnitee may retain pursuant to this Section 7.2) when any action has been finally settled or fully adjudicated and the judgment satisfied, or the statute of limitations on such claim has run.

7.3            Notification of Claims.             In the event Indemnitee receives a notice or claim from a third party (a 'Third Party Infringement Claim”) that, if true, would result in a breach by Indemnitor of its representations and warranties, including, but not limited to the representations and warranties in Section 6 above, Indemnitee will provide Indemnitor a copy of the Third Party Infringement Claim. If, in the event the Indemnitee is DMG, in DMG’s sole opinion, compliance with the Third Party Infringement Claim requires removing one or more Masters or Option Masters from distribution, DMG, in addition to all other remedies available, may remove said Master(s) and shall be entitled to a pro rata reduction in the Advance payable to Label. If Label has already been paid the Advance in full, DMG shall be entitled to offset against any one or more payments due Label, dollar for dollar, for the amounts due to DMG in respect of such reduction.

8.	CONFIDENTIALITY.

Each Party shall hold in confidence the financial terms of this Agreement and all materials or information disclosed to it in confidence hereunder ('Confidential Information”) which are marked as confidential or proprietary, or if disclosed verbally, reduced to writing and marked confidential within thirty (30) days after the date of disclosure. Each Party agrees to take precautions to prevent any unauthorized disclosure or use of Confidential Information consistent with precautions used to protect such Party’s own confidential information, but in no event less than reasonable care. The obligations of the Parties hereunder shall not apply to any materials or information which a party can demonstrate, through documented evidence (a) i-s now, or hereafter becomes, through no act or failure to act on the part of the receiving party, generally known or available; (b) is known by the receiving party at the time of receiving such information as evidenced by its records; (c) is hereafter furnished to the receiving party by a third party, as a matter of right and without restriction on disclosure; (d) is independently developed by the receiving party without use of any Confidential Information; or (e) is the subject of a written permission to disclose provided by the disclosing party. Notwithstanding any other provision of this Agreement, disclosure of Confidential Information shall not be precluded if such disclosure is reasonably necessary in connection with regulatory filings (including filings with the SEC) and complying with a court order, governmental regulations, or any applicable law; provided, however, that the responding Party shall first have given notice to the other Party hereto in order that such other Party may obtain a protective order requiring that the Confidential Information so disclosed be used only for which the order was issued and the responding Party uses reasonable efforts to have such information be treated as confidential and under seal.

In the event of any breach of this Section 8, the Parties agree that the non-breaching party will suffer irreparable harm for which money damages would be an inadequate remedy.
Accordingly, the non-breaching party shall be entitled to seek injunctive relief, in addition to any other available remedies at law or in equity.

9.	TERM AND TERMINATION.

9.1            Term.
(a)           The initial term (“Term”) of this Agreement shall commence on the First Sale Date and shall continue for two (2) years. DMG will have the option, in its sole discretion, to renew this Agreement for an additional two (2) years (“Renewal Term”) by providing Licensor with written notice of renewal sixty days prior to the expiration of the Term. (The Initial Term and Renewal Term are collectively referred to herein as the “Term). Thereafter, the Term shall extend from year to year unless one party gives the other party notice of termination no later than sixty (60) days prior to the start of the next one year period.

(b)           Notwithstanding the foregoing, the Term with respect to each Master shall in no event end before the date two (2) years immediately following complete delivery of such Master to DMG.

9.2            Termination. Either Party may terminate this Agreement prior to the expiration of the Term or any Renewal Term upon the occurrence of any of the following: (1) upon or after the bankruptcy, insolvency, dissolution or winding up of the other Party; or (2) upon or after the breach of any material provision of this Agreement by the other Party if the breaching Party has not cured such breach within thirty (30) days after written notice thereof by the non-breaching Party. The Parties agree, however, that, in the case of any breach or threat of breach by Licensor of any terms or conditions of this Agreement, DMG may take any appropriate legal action, including without limitation action for injunctive relief, consisting of orders temporarily restraining and preliminarily and permanently enjoining such actual or threatened breach.

9.3            Effect of Expiration or Termination. Upon the expiration or termination for any reason of this Agreement, all rights under the licenses granted hereunder shall automatically terminate, provided however, that expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Within thirty (30) days following the expiration or termination of this Agreement, except to the extent and for so long as a Party is entitled to retain license rights under this Agreement, each Party shall deliver to the other Party any and all Confidential Information, and any copies thereof, of the other Party in its possession, except that the Party will be entitled to retain one (1) copy of all documents in its legal archives for the sole purpose of monitoring its compliance with its confidentiality obligations hereunder.

10.	SURVIVAL OF TERMS.

Sections 1, 3, 4.1(d) (for the term set forth therein), and 6-13 shall survive expiration or termination of this Agreement.

11.	INSURANCE.

Licensor agrees to maintain an Errors and Omission Liability insurance policy and/or other insurance policies that would cover any of the liabilities for which Licensor has an obligation to indemnify DMG. Licensor shall name DMG as additional insured under said policies and shall, within a reasonable time after execution of this Agreement, provide DMG with certificates of insurance verifying coverage and will state that the insurance carrier will give DMG thirty (30) days notice of any insurance cancellation or material alteration.

12.	PUBLICITY.

Licensor and DMGI will not issue a press release or release publicly any information relating to this Agreement or the underlying transaction, except with DMG’s prior written consent.

13.	MISCELLANEOUS.

13.1            Governing Law and Jurisdiction.            This Agreement shall be governed and construed in accordance with the laws of the State of California without regard to its conflicts of laws provisions and without applying the United Nations Convention on Contracts for the International Sale of Goods. The sole jurisdiction and venue for actions related to the subject matter of this Agreement shall the state and federal courts located in Sacramento County, California, USA; provided, however, that either Party may seek injunctive relief and to enforce judgments in any court of competent jurisdiction. Both Parties consent to the exclusive personal and subject matter jurisdiction of such courts and each agree that process may be served in the manner provided herein for giving notices or otherwise as allowed state or U.S. federal law. In any action or proceeding to enforce rights under this Agreement, the prevailing party shall be entitled to recover costs and attorneys’ fees.

13.2            Successors and Assigns.            The rights and obligations of the Parties under this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Parties.

13.3            Force Majeure.            Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement (other than non-payment) when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including, but not limited to, fire, floods, embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other Party.

13.4            Severability.            In case any provision of this Agreement shall be invalid, illegal or unenforceable, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

13.5            Notice.            All notices and other communications provided for hereunder shall be in writing and shall be delivered personally or by first class mail, addressed as follows:

If to DMG, addressed to:

Digital Music Group, Inc. 2151 River Plaza Drive
Sacramento, California 95833 Facsimile: (916) 239-6019 Attention: Mitchell Koulouris Cc: Karen Davis

with a copy to:

Weintraub Genshlea Chediak 400 Capitol Mall, 11th Floor Sacramento, CA 95814
Attention: Scott Hervey
Telephone: (916) 558-6065 Facsimile: (916) 446-1611
Email: shervey@weintraub.com

If to Licensor, addressed to:

Fuego Entertainment Inc,
8010 NW 156 Terr
Miami Lakes, Florida, 33016
Attn: Hugo Cancio

with a copy to: Adam Dunst, Esquire

Either Party may by like notice specify or change an address to which notices and communications shall thereafter be sent. Notices sent by mail shall be effective upon receipt. Notices given personally shall be effective when delivered.

13.6            Independent Contractors.            It is expressly agreed that DMG and Licensor shall be independent contractors. Neither the entering into, nor the performance of this Agreement, shall create any partnership, joint venture, agency, or employer-employee relationship between the Parties. Neither Party has the authority to make any statement, representations or commitments of any kind on behalf of the other, or to take any action that is binding on the other Party, without the prior written consent of the other Party.

13.7            Entire Agreement; Amendment.            This Agreement (including all exhibits attached hereto) sets forth all of the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes and terminates all prior agreements and understandings between the Parties. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties hereto unless reduced to writing and signed by the respective authorized officers of the Parties.

13.8           Headings.            The captions to the several sections hereof are not a part of this Agreement, but are merely guides or labels to assist in locating and reading the several sections hereof.

13.9           Waiver.           Except as specifically provided for herein, the waiver from time to time by either of the Parties of any of their rights or their failure to exercise any remedy shall not operate or be construed as a continuing waiver of same or of any other of such Party’s rights or remedies provided in this Agreement.

13.10           Counterparts.           This Agreement may be executed by counterparts, of which shall be deemed to be originals but both of which shall constitute one and the same Agreement. Facsimile signatures shall be deemed to have the same effect as their originals.

DIGITAL MUSIC GROUP, INC.

Date: 3/5/2007	By:	/s/ Mitch Koulouris
Mitch Koulouris
CEO

Company Name

Date: 2/28/2007	By:	/s/ Hugo Cancio
Hugo Cancio
CEO

Exhibit A

Masters

Manolin, El medico de la salsa ( El Puente, live in the USA Charanga Habanera (Live in the USA)
Charanga Habanera ( Charanguero Mayor)
Charanga Habanera ( Chan Chan Charanga)
Charanga Habanera ( Soy Cubano Soy Popular)
Carlos Manuel ( Enamora’o)
Los Zafiros (Locura Azul)
Clan 537 ( Clan 537)
Clan 537 ( name to be determine new release in the Studio) Cuban Latin Jazz ( Varios Artistas)
Gracias Formell ( Varios Artistas)
Isaac Delgado ( Exclusivo para Cuba
Club Musical Oriente Cubano ( Algo Ritmo)

9 Videos by Clan 537
1 Video by Carlos Manuel
1 Video by Changa Habanera ( pending)

Exhibit B

Metadataand Maperials Requirements
		Audio		Video
Metadata Required For a Track (Audio) or Episode (Video):	? ? ? ? ? ? ? ? ? ? ? ?
Track Name
Track Artist (if different from Album Artist “fileunder”)
Publisher(s) and publisher splits
Songwriter(s) and songwriter splits
ISRC (if available)
Explicit/Clean/Non-Explicit lyric information
Territory Rights (if at a track level)
Copyright and release date (at a track level)
Genre (track level)
Sub-genre (track level)
pointer to Audio File (physical location or
digital file location)

? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?
UPC
ISRC
Series Title
Series Description
Season Number and/or Episode Number
Episode Title
Episode Description
Credits
Production House
Release Date
Label Name
Genre
Copyright Text
Explicit Lyrics and/or Adult Content
Territories allowed for sale
Artist (if music video)
Time-In/Time-Out on the beta sp
Technical notes regarding tape content/quality

Meta-Data Required for an Album (Audio) or Program (Video):	? ? ? ? ? ? ? ?
Album Title
Album Artist (“file under)
pointer to Album Artwork File
Schedule of Tracks for Album
UPC (if available)
Copyright and release date (at album level)
Territory Rights (if at an album level)
Label Name (if different from catalog owner)
			? ? ? ? ? ? ?	Program Title Production Company Creator Director Star Co-Star(s) Genre
Materials Requirements:		Delivered on Audio Compact Disks created under Red Book format specifications or; Uncompressed audio on hard disk in .WAV format at CD-quality audio (44.1 kHz, 16-bit stereo).	? ? ? ? ? ? ? ? ? ?
MPEG-2 Digital Files on Hard Disk:
Video
MPEG2, 1 5mbit/sec average bit rate OR
25-30 mbit/sec average bit rate (if material is captured DV)
640x480 NTSC 29.97 (original source:
video) or 640x480 FILM 24p (original source: film)
4:2:0 color space; Long, open GOP (15)
Progressive (if NTSC 29.97 and
interlaced, top field first)
No merged frames
Square Pixels (1:1)
Cropped so no extra or dead pixels are showing
If a video clip, add fade in and fade out of at least 1 second transition
Audio

MPEG-1 Layer II 384kbit/sec
Stereo, Mixed into program stream

OR

Beta SP, DigiBeta, or DV Tape (Digital or Analog)

Artwork:		Delivered as hard copies as part of Compact Disk album package(s) or; Uncompressed graphics files on hard disk in .TIF format at 1,500 x 1,500 pixels and 300 dpi resolution.		Delivered as hard copies as part of DVD package(s) or; Uncompressed graphics files on hard disk in .TIF format at 100% size and 300 dpi resolution.
File Format:		Excel Spreadsheet or SQL Server Database		Excel Spreadsheet or SQL Server Database

VIDZONE DIGITAL MEDIA LICENCE DEAL MEMO

THIS DEAL MEMO is made 7/31/2007 BETWEEN:

RANTS LIMITED t/as VidZone Digital Media, with its principal place of business located at The Limes, 123 Mortlake High Street, London SW14 8SN (“VidZone Digital Media”)

And

Fuego Entertainment, Inc ,with its principal place of business at : 8010 NW 156 Terr, Miami, Florida, 33016 United States of America

PREAMBLE/OVERVIEW
DEAL TERMS
1.        Definitions
2.        Term
3.        Programme Content Particulars
4.        Licensed Rights
5.        Consideration
6.        Accounting
7.        Territory
8.        Programme Materials
9.        Warranties and Indemnities
10.   Termination
11. Law and Jurisdiction
12.   Signatories
CONTACT DETAILS

PREAMBLE/OVERVIEW

Licensor grants to VidZone Digital Media a non-exclusive licence to include the following rights for both downloading and streaming to Mobile Networks, third party mobile websites, iTunes Video, BT Vision, PSP, VidZone and VidZone Mobile (the “Distribution Channels”)

(1)	Full-length Audio titles

(2)	Full-length Music Video titles

(3)	30 second Video Ringtones

(4)	40 second Dialback Tunes

(5)	30 second Real Tunes

(6)	Music videos within VidZoneTV’s streamed mobile music TV channel

NOTE: Audio downloads to Mobile Networks include dual delivery to the PC. One download to the phone triggers one download to the PC. The PC version is then able to be burnt to CD 3 times.

DEAL TERMS

1.	Definitions
“Mobile Networks” shall mean Network Operators delivering data wirelessly via 2.5G or 3G transmission.

“VidZone Mobile” shall mean the online mobile website operated by VidZone Digital Media delivering content via WAP and SMS.

“Video Ringtone” shall mean a thirty (30) second extract of a music video playable as a visual ringtone on a mobile phone.

“Dialback Tune” shall mean a forty (40) second extract of a music track that is heard by the caller instead of a ringing tone as the caller waits for the dialled phone to answer.

Real Tune” shall mean a thirty (30) second extract of a music track that plays when a handset receives an incoming call.

2.	Term
Licence Period: Twelve month term from date of this agreement continuing thereafter unless terminated by either party on 30 days notice to the other.

3.	Programme Content Particulars
Audio titles, Music Video titles, Video Ringtones, Dialback Tunes, Real Tunes and VidZoneTV. A selection to be determined by Licensor at its sole discretion on a non-exclusive basis (the “Content”)

4.	Licensed Rights
The Licensor licenses to VidZone Digital Media the non-exclusive right to include the Content by way of downloading and streaming via the Distribution Channels during the Term and in the Territory.

Licensor acknowledges that once Content has been installed or downloaded by a user onto a mobile telephone (“Mobile”), VidZone Digital Media will not be able to remove the Content from the Mobile. As a result, VidZone Digital Media will not be obliged to remove the Content from any Mobile and users will continue to be licensed to use the Content already provided to them irrespective of any termination or expiry of this Agreement but always in accordance with the terms of this Agreement.

VidZone Digital Media will ensure that any applicable DRM solution wrapped around the Content (excluding Video Ringtones) shall remain inseparable from such Content and any Content downloaded to a users Mobile shall remain tethered to such users Mobile so that it cannot be forwarded in any way whatsoever (including without limitation via Bluetooth, MMS and Infrared). VidZone Digital Media shall remove any particular item of Content within forty-eight (48) hours of receipt of notice from Licensor requiring that such Content be removed.

5.	Consideration
In consideration of the rights granted hereunder VidZone Digital Media will pay to Licensor the fees set out below (unless otherwise agreed in writing):-

(i)	For the distribution of full-length Audio titles:

via Mobile Networks - 35% of Net;

via T-Mobile – 25% of Net;

via third party mobile websites - 35% of Net;

via Turkcell – 30% of Net;

via VidZone Mobile - 35% of Net;

(ii)	For the distribution of full-length Music Video titles:

via Mobile Networks - 35% of Net;

via third party mobile websites - 35% of Net;

via 3 Mobile Denmark and Sweden – 0.20 EUR for streams only;

via BT Vision – 45% of Net;

via iTunes Video – 50% of Net;

via Turkcell – 30% of Net;

via VidZone Mobile - 35% of Net.

(iii)	For the distribution of Real Tunes:

via Mobile Networks - 28% of Net;

via T-Mobile - £0.55;

via third party mobile websites - £0.65 in the UK; €0.65 in the rest of Europe and 30% of Net elsewhere;

via VidZone Mobile - 40% of Net.

(iv)	For the distribution of Video Ringtones:

via Mobile Networks - £0.65 in the UK and 30% of Net elsewhere;

via third party mobile websites - £0.65 in the UK; €0.65 in the rest of Europe and 30% of Net elsewhere;

via VidZone Mobile - 40% of Net.

(vi)	For the distribution of Dialback Tunes:

via Mobile Networks - £0.65 in the UK and 30% of Net elsewhere;

(vii)
For the distribution of Music Videos on VidZoneTV - £.002 (one fifth of a penny) per video/subscriber/month in the UK or a pro-rated Revenue Share of 70% of the Net Monthly Subscription Revenue internationally.

Net is defined as CRP (Customer Retail Price) less VAT and MCPS (or the equivalent collection society in the country in question) except on iTunes and BT Vision where Net is defined as CRP less VAT only. For T-Mobile a further 7.5% transportation charge is deducted and Turkcell deduct 15% for Treasury Tax and 25% for Communication Tax.

For the streaming of Music Video titles online on VidZone or the distribution of Music Video titles on Sony PSP for download to portable devices, there is no commercial payment model at present.

6.	Accounting
VidZone Digital Media shall account to Licensor on a monthly basis, thirty (30) days after receipt of accounting from the Networks. When submitting monthly reports, VidZone Digital Media shall provide Licensor with full details of any and all Content sold on a product-by-product, artist-by-artist and track-by-track basis.

7.	Territory
Worldwide

8.	Programme Materials
Licensor agrees that VidZone Digital Media will digitise and encode the Programme Materials for use solely in connection with the rights granted hereunder, at no charge to Licensor.

9.	Warranties and Indemnities
VidZone Digital Media warrants that:
(a) it is free to enter into this agreement; (b) it shall be solely responsible for obtaining clearance for use of the underlying compositions embodied in the Programme Content including without limitation for paying all so-called collection society fees; (c) it will not use or exploit the Programme Content otherwise than is specifically provided for pursuant to this agreement; (d) it will not use or exploit the Programme Content in connection with the sale or endorsement of a particular product or corporation; and (e) it will not edit, alter, amend, add to or delete from the Programme Content save as is absolutely necessary for use of the Programme Content in connection with the distribution of the rights granted to VidZone Digital Media hereunder.  VidZone Digital Media shall indemnify Licensor and hold Licensor harmless from all claims, damages, liabilities, cost and expenses (including without limitation reasonable legal fees) arising out of any breach of VidZone Digital Media’s undertakings, warranties and representations hereunder.

Licensor guarantees that:
(a) it owns or controls all rights, hereunder copyrights and trade mark protection of the Music Recordings with all rights reserved for the composers, authors of lyrics, music publishing houses or rights, which have been transferred to copyright societies, and provided, as far as VidZone Digital Media is concerned, there are or will not be made any claims against these rights; (b) No measures taken by VidZone Digital Media in accordance with this Licence Deal Memo can result in VidZone Digital Media being met with claims, hereunder fees, legal proceedings or other claims of payments for utilization of the Music Recordings; (c) Licensor will not deliver Recordings and/or characteristics conflicting with the legislation e.g. lyrics containing racist or pornographic elements or other issues that could be in violation of the rights of any third party.

10.	Termination
Licensor shall have the right to terminate this agreement immediately where: (a) VidZone Digital Media is in breach of any of its obligations, warranties, representations or undertakings and fails to remedy any such breach within thirty (30) days following written notice from Licensor specifying the nature of such breach; or (b) VidZone Digital Media has a liquidator or administrator appointed over its assets (save in the case of a voluntary liquidation to effect a genuine reorganisation) or enters into any winding up procedure or entered into any arrangement or compromise with its creditors.  Upon termination of the agreement all rights granted by Licensor shall immediately revert to Licensor and VidZone Digital Media shall immediately on demand deliver up any and all materials provided by Licensor in connection with this agreement.

11.	Law and Jurisdiction
This agreement shall be read and construed in accordance with English law and the parties to it submit to the exclusive jurisdiction of the English courts.

12.	Signatories
Nihal De Silva	xxxx

For and on behalf of	For and on behalf of
Rants Ltd	xxxx

CONTACT DETAILS
Rants Ltd Contact Name	Nihal De Silva
Job Title	Licensing Manager
Phone 1	+44 (0) 20 8487 5882
Phone 2 (Mobile)	+44 (0) 7813 754810
Fax	+44 (0) 20 8487 9683
Email	nihal@vidzone.tv
Website	www.vidzone.tv | www.vidzonemobile.com

Licensor Contact Name
Job Title
Phone 1
Phone 2 (Mobile)
Fax
Email
Website

End of Memo